Exhibit 99.1

CANADA/UNITED STATES/OFFSHORE

THE SECURITIES BEING SUBSCRIBED FOR HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED HEREIN) UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

IM CANNABIS CORP.

Subscription Agreement for Units

Instructions

1.	Complete and sign the cover page of the Subscription Agreement.

2.	If you are not a Portfolio Manager but you are a resident of a jurisdiction of Canada, mark the appropriate box under section 5.1.3 of the Subscription Agreement.

3.	If you are subscribing under the “accredited investor” exemption set out in section 5.1.3.1 of the Subscription Agreement, or if you are a Portfolio Manager:

3.1	complete and sign the Accredited Investor Certificate (Schedule A to the Subscription Agreement); and

3.2	if you are an individual relying on category (j), (k) or (l) of the Accredited Investor Certificate (and do not meet the higher financial asset threshold set out in paragraph (j.1) of the Accredited Investor Certificate), complete and sign the Form 45-106F9—Form for Individual Accredited Investors (Schedule B to the Subscription Agreement).

4.	If you are subscribing under the “family, friends and business associates” exemption set out in section 5.1.3.3 of the Subscription Agreement:

4.1.	complete and sign the Family, Friends and Business Associates Certificate (Schedule C to the Subscription Agreement); and

4.2.	if you are a resident of Ontario, complete and sign the Form 45-106F12—Risk Acknowledgement Form for Family, Friends and Business Associate Investors (Schedule D to the Subscription Agreement); and

4.3.	if you are a resident of Saskatchewan and are subscribing based on a close personal friendship or a close business association, complete and sign the Form 45-106F5—Risk Acknowledgement (Schedule E to the Subscription Agreement).

5.	If you are in the United States or a U.S. Person (as defined herein) or subscribing to or for the account or benefit of a U.S. Person or a person in the United States and subscribing as a U.S. Accredited Investor (as defined herein) complete and sign the U.S. Accredited Investor Certificate (Schedule F to the Subscription Agreement).

6.	If you are in the United States or a U.S. Person (as defined herein) or subscribing to or for the account or benefit of a U.S. Person or a person in the United States and subscribing as a “qualified institutional buyer” (as defined herein) complete and sign the Qualified Institutional Buyer Letter (Schedule G to the Subscription Agreement).

7.	If you are a subscriber purchasing under the “minimum amount” exemption set out in section 5.1.3.2 of the Subscription Agreement, you must complete and sign a Minimum Amount Investment Status Certificate (Schedule H to the Subscription Agreement).

8.	In addition to completing 1-7, as applicable, if you are subscribing and are a resident, or subscribing for the account or benefit of a resident, outside of Canada and the United States, complete and sign the Foreign Subscriber Certificate (Schedule I to the Subscription Agreement).

CANADA/UNITED STATES/OFFSHORE

Please deliver your completed and signed Subscription Agreement (along with any other documents required to be delivered at Closing) by no later than 4:00 p.m. (Eastern Time) on     , 2025, to:

GARFINKLE BIDERMAN LLP

Attention: Adam Fishman, Partner
E-mail:

Method of Payment

Payment of the aggregate subscription price should be made by no later than 4:00 p.m. (Eastern Time) on     , 2025, in New Israeli Shekel (₪) by wire transfer in accordance with the following instructions:

Beneficiary Name:	IMC Holdings Ltd.

Beneficiary Account #:	Account Number:

Beneficiary Bank:	Bank Leumi le-Israel B.M.

IBAN Number:

CANADA/UNITED STATES/OFFSHORE

Who is the “Subscriber”?

1.	Acting for Self

If you are subscribing for yourself, then you are the “Subscriber”. You are also referred to as the “Purchaser”.

2.	Acting as Portfolio Manager

If you (the “Portfolio Manager”) are subscribing for securities for a fully managed account (on behalf of the “Beneficial Purchaser”) and are deemed to be purchasing as “principal” under securities laws (by virtue of being an adviser, a trust company or a trust corporation meeting the relevant criteria set out in National Instrument 45-106), then you (the Portfolio Manager) are the “Subscriber”. References to “Purchaser” mean both you (the Portfolio Manager) and the Beneficial Purchaser.

3.	Acting in Representative Capacity (Not Portfolio Manager)

If you are not a Portfolio Manager (described in #2 above) but are otherwise signing the agreement in a representative capacity (e.g., if you are acting on behalf of a high net worth individual who wishes to invest in the securities), then the person on whose behalf you are acting (e.g., the high net worth individual) is the “Subscriber”. You will identify yourself on the first page of the Subscription Agreement on the line that says “Name and official capacity or title of authorized signatory/agent”.

CANADA/UNITED STATES/OFFSHORE

SUBSCRIPTION AGREEMENT FOR UNITS

To:	IM Cannabis Corp. (the “Company”)

The Subscriber (or, if the Subscriber is a Portfolio Manager, the Portfolio Manager as agent for the Beneficial Purchaser) named below subscribes for and agrees to purchase from the Company the number of units (each, a “Unit”) set out below for the aggregate subscription price set out below, representing a subscription price of C$2.74 per Unit, on and subject to the terms and conditions set out in the attached “Terms and Conditions of the Offering” (together with this page, the Company’s signature page and the attached Schedules, the “Agreement” or “Subscription Agreement”).

Signed by the Subscriber as of        , 2025.

Please complete this entire Agreement, including all applicable Schedules. Please print, except in the case of signatures.

Subscriber Information	Number of Units: __________________________________ x C$2.74

Aggregate subscription price: C$ _________
Full legal name of Subscriber (including, for an individual, full middle names) Signature of Subscriber (or authorized signatory/agent on behalf of Subscriber)

For the purpose of this Agreement, the exchange rate will be fixed at the daily exchange rate calculated by the Bank of Israel on the Business Day prior to the Closing Date (as defined herein). If you invest in ₪ or US$, the number of Units you purchase will be determined on this date.

Name and official capacity or title of authorized signatory/agent, if applicable

Excluding securities subscribed for in this Agreement, the Subscriber (or the Beneficial Purchaser, if applicable) owns, directly or indirectly, or exercises control or direction over:

(a) _______ Common Shares; and

(b) securities convertible into an additional ________ Common Shares.

Residential or head office address of Subscriber (or business address, if the Subscriber is a Portfolio Manager), including postal/zip code	Is the Subscriber (or the Beneficial Purchaser) an “insider” (as defined in applicable securities laws, and which generally includes a director, an officer or a 10% shareholder)?	☐ yes ☐ no
Telephone number of Subscriber	Is the Subscriber a “registrant” (as defined in applicable securities laws)?	☐ yes ☐ no
Email address of Subscriber The Subscriber ☐ is or ☐ is not a Portfolio Manager. {please check one box}	The Beneficial Purchaser (if applicable) is a resident of the following jurisdiction: {please check one box below, if the Subscriber is a Portfolio Manager}
If you (the “Portfolio Manager”) are subscribing for securities for a fully managed account (on behalf of the “Beneficial Purchaser”) and are deemed to be purchasing as “principal” under securities laws (by virtue of being an adviser, a trust company or a trust corporation meeting the relevant criteria set out in National Instrument 45-106), then you should complete this page as the “Subscriber” and check the box indicating that you are a Portfolio Manager. Please complete one agreement for each Beneficial Purchaser.	☐ Manitoba ☐ Québec ☐ other
If you are not a Portfolio Manager but are otherwise subscribing for securities in a representative capacity (for example, if you are an agent subscribing for securities on behalf of a principal, or if you are acting under a power of attorney), then the person on whose behalf you are acting should be identified as the “Subscriber”, and you should identify yourself on this page as the authorized signatory or agent. You may be required to provide documentation to establish your authority and capacity to sign on behalf of the Subscriber (see Section 2.1.3 of this Agreement).

Registration Instructions Name and address Account reference, if applicable	Delivery Instructions Name and address Account reference, if applicable

This is the first page of an agreement composed of 15 pages (plus Schedule A to Schedule K).

The Company accepts the subscription on the terms and conditions contained in this Agreement as of        , 2025.

IM CANNABIS CORP.		Subscription No:

Per:
Authorized signatory

TERMS AND CONDITIONS OF THE OFFERING

1.	Offering

1.1	The Offering: The Units to be issued under this Agreement (the “Purchased Securities”) are part of an offering by the Company of up to an aggregate of up to 2,055,000 Units (the “Offered Securities”) on a non-brokered private placement basis, at a price of C$2.74 per Unit, for aggregate gross proceeds to the Company of up to C$5,650,000 (the “Offering”). Each Unit consists of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one additional Common Share at a price of C$3.43 per Common Share for a period of 60 months from the issuance date. If the Warrants are not exercised by the applicable expiry date, the Warrants will expire and be of no further force or effect. Notwithstanding anything herein to the contrary, to the extent that a Subscriber determines, in its sole discretion, that such Subscriber’s Subscription Amount (together with such Subscriber’s affiliates and any person acting as a group together with such Subscriber or any of such Subscriber’s affiliates) would cause such Subscriber’s beneficial ownership of Common Shares in excess of the Beneficial Ownership Limitation, or as such Subscriber may otherwise choose, such Subscriber may elect to purchase pre-funded warrants (each, a “Pre-Funded Warrant”), each Pre-Funded Warrant entitles the holder to purchase one additional Common Share at a price of C$0.00001 per Common Share in lieu of the Common Shares, which Pre-Funded Warrants shall be exercisable immediately and shall expire when exercised in full. The “Beneficial Ownership Limitation” shall be 4.99% (or, at the election of the Subscriber at Closing, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of the Purchased Securities on the Closing Date. In no event may the Beneficial Ownership Limitation exceed 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of the Pre-Funded Warrants held by the Subscriber. In each case, the election to receive Pre-Funded Warrants is solely at the option of the Subscriber.

The Offering size may be increased at the sole discretion of the Company.

The Offering is not subject to a minimum amount and your subscription may be the only subscription in the Offering.

1.2	Term Sheet: A copy of the term sheet outlining the terms and conditions of the Offering (the “Term Sheet”) is attached as Schedule J. If there is any inconsistency between the provisions of the Term Sheet and the provisions of this Agreement (excluding Schedule J), the provisions of this Agreement (excluding Schedule J) will prevail.

2.	Terms and Conditions of the Subscription

2.1	Deliveries by Subscriber: In connection with the purchase of the Purchased Securities, the Subscriber agrees to return to the Company, in accordance with the Company’s written instructions, the following items:

2.1.1	this Agreement, completed and signed, including:

2.1.1.1	if the Subscriber is in Canada (or the Beneficial Purchaser, if applicable), the documents specified in Section 5.1.3 or 5.1.4, as applicable; or

2.1.1.2	if the Subscriber is in the United States or subscribing to or for the account or benefit of a U.S. Person or a person in the United States, the documents specified in Section 5.1.5, as applicable; or

2.1.1.3	if the Subscriber (or the Beneficial Purchaser, if applicable) is not within Canada or the United States, the documents specified in Section 5.1.6, as applicable.

2.1.2	the amount of the aggregate subscription price which shall be paid to the Company pursuant to the wiring instructions set out on the cover of this Agreement.

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2.1.3	if this Agreement is being signed by an authorized signatory or agent, any documentation requested by the Company to establish the relevant authority and capacity of the authorized signatory or agent; and

2.1.4	any further documentation required under securities laws or other regulatory authority, or otherwise contemplated by this Agreement.

2.2	Compliance with Laws: The Subscriber, or if the Subscriber is a Portfolio Manager, then both the Portfolio Manager and the Beneficial Purchaser, (in either case, the “Purchaser”) agrees to comply with applicable securities laws and the rules and regulations of the Nasdaq Capital Market (“NASDAQ”) concerning the purchase of, the holding of, and the resale restrictions applicable to, the Purchased Securities.

2.3	Expenses: All costs incurred by the Purchaser (including any fees and disbursements of any legal counsel or other advisors retained by the Purchaser) relating to the purchase of the Purchased Securities will be borne by the Purchaser.

2.4
Exchange rate: In this Agreement, “Exchange Rate” means the US$:₪, C$:₪ or CS$:US$, as applicable, with the daily exchange rate as reported by the Bank of Israel on the Business Day (as defined herein) prior to the Closing Date.

2.5	Currency: Unless otherwise specified, all dollar amounts in this Agreement, including the symbol “C$” or “$”, are expressed in Canadian dollars. If the Subscriber provides the amount of the aggregate subscription price in US$ or ₪, as applicable, then the number of Units issuable to the Subscriber will be determined by multiplying the aggregate subscription price by the Exchange Rate and dividing the product by the aggregate subscription price.

3.	Acceptance or Rejection of the Subscription

3.1	Offer and Acceptance: By signing this Agreement, the Purchaser irrevocably offers to subscribe for the number of Units set out on the cover page of this Agreement. The Company may, in its absolute discretion, accept or reject the Purchaser’s subscription for Units set out in this Agreement, in whole or in part, and the Company reserves the right to allot to the Subscriber, or if the Subscriber is a Portfolio Manager, then to the Beneficial Purchaser, less than the amount of Units subscribed for under this Agreement. This Agreement is not enforceable against the Company unless (and except to the extent to which) it has been accepted by the Company. The Purchaser waives any requirement of the Company to communicate its acceptance of the subscription (in whole or in part) to the Purchaser.

3.2	Return of Funds: If this Agreement is rejected in whole, any payment delivered by the Subscriber to the Company on account of the subscription price for the Purchased Securities will be promptly returned to the Subscriber, without interest. If this Agreement is accepted only in part, payment in the amount of any excess payment delivered by the Subscriber to the Company on account of the subscription price for the Purchased Securities will be promptly delivered to the Subscriber, without interest.

3.3	Conditions in Favour of the Company: The obligation of the Company to complete the sale of the Purchased Securities is subject to the satisfaction (or waiver by the Company) of the following conditions at or before the Closing Time:

3.3.1	the Subscriber will have delivered the items set out in Section 2.1;

3.3.2	the representations and warranties made by the Purchaser in this Agreement will have been true and correct when made and will be true and correct at the Closing Time with the same force and effect as if they had been made as of the Closing Time;

3.3.3	all covenants contained in this Agreement to be performed by the Purchaser at or before the Closing Time will have been performed in all material respects;

3.3.4	the Company will have made any requisite filings pursuant to the rules and regulations of NASDAQ;

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3.3.5	all other necessary regulatory approvals will have been obtained; and

3.3.6	the sale of the Purchased Securities will be exempt from prospectus requirements under applicable securities laws.

4.	The Closing

4.1
Closing: The closing of the Offering (the “Closing”) will take place at the office of Garfinkle, or any other place as the Company may determine, at 4:00 p.m. (Eastern Time), or any other time as the Company may determine, (the “Closing Time”) on        , 2025, or any other date as the Company may determine (the “Closing Date”).

4.2	Closing Deliveries: The Subscriber acknowledges that the Purchased Securities shall be represented by one or more certificates or, at the option of the Company, the Purchased Securities may be issued in a book entry form such as the direct registration system (“DRS”). On Closing, the Company will cause the Purchased Securities to be issued by the Company’s transfer agent, and the certificate(s) representing the Purchased Securities, or an ownership statement issued under a book entry system in respect of the Purchased Securities, as applicable, will be sent by the Company’s transfer agent to the Subscriber (or as the Subscriber has directed) as soon as practicable following the Closing Date.

4.3	Power of Attorney: The Purchaser authorizes the Company to act as the Purchaser’s representative at the Closing and constitutes and appoints the Company as the true and lawful attorney of the Purchaser, with full power of substitution, to act for and in the name of the Purchaser at the Closing to: (i) sign and deliver all closing receipts and documents required; (ii) complete or correct any errors or omissions in any form or document provided by the Purchaser; and (iii) approve or accept any opinion, certificate or other document addressed or delivered to the Purchaser. The power of attorney granted under this Section 4.3 (the “Power of Attorney”) is irrevocable, is coupled with an interest, and has been given for valuable consideration (the receipt and adequacy of which are acknowledged). Any person dealing with the Company may conclusively presume that any document or instrument executed by the Company under the Power of Attorney is authorized and binding on the Purchaser, without further inquiry. The Purchaser agrees to be bound by any representations made or actions taken by the Company under the Power of Attorney, and waives all defences that may be available to contest, negate or disaffirm any action taken in good faith under the Power of Attorney.

4.4	Partial Closings: The Purchaser acknowledges that the Offering may, in the discretion of the Company, be completed at one or more partial closings. If one or more partial closings is conducted, the Closing as contemplated by this Agreement may be effected at one or more of those partial closings.

5.	Representations, Warranties and Covenants of the Purchaser

5.1	Representations, Warranties and Covenants: The Purchaser represents, warrants and covenants to and with the Company, as at the date this Agreement is executed by the Subscriber and at the Closing Time, as follows, and acknowledges that the Company and its counsel are relying on the representations and warranties given by the Purchaser in this Agreement, despite any investigation made by or on behalf either of them.

5.1.1	Residence: The Subscriber is resident in the place set out on the cover page of this Agreement as that person’s address, and that address is not being used solely for the purpose of acquiring the Purchased Securities.

5.1.2	Purchasing as Principal:

5.1.2.1	If the Subscriber is not a Portfolio Manager, then the Subscriber is purchasing the Purchased Securities as principal for the Subscriber’s own account and not for the benefit of any other person; or

5.1.2.2	if the Subscriber is a Portfolio Manager, then the Portfolio Manager is purchasing the Purchased Securities as agent for the Beneficial Purchaser and the Beneficial Purchaser is purchasing the Purchased Securities for its own account and not for the benefit of any other person.

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The Purchaser is purchasing the Purchased Securities for investment only and not with a view to the resale or distribution of any of the Purchased Securities and is capable of bearing the risk of total loss.

5.1.3	Applicable Private Placement Exemption – Subscriber Exemptions: If the Subscriber is not a Portfolio Manager, and if the Subscriber is a resident of a jurisdiction of Canada: {please mark the applicable box}

5.1.3.1 □	Accredited Investor: the Subscriber is an “accredited investor” as defined in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or section 73.3 of the Securities Act (Ontario) and:

5.1.3.1.1	the Subscriber is delivering with this Agreement a completed and signed Accredited Investor Certificate (attached as Schedule A); and

5.1.3.1.2	if the Subscriber is an individual relying on category (j), (k) or (l) of the Accredited Investor Certificate (and does not meet the higher financial asset threshold set out in paragraph (j.1) of the Accredited Investor Certificate), the Subscriber is delivering with this Agreement a completed and signed Form 45-106F9 – Form for Individual Accredited Investors (attached as Schedule B); or

5.1.3.2 □	Minimum Amount Investment: (a) the aggregate acquisition cost of the Purchased Securities is not less than $150,000 paid in cash at the time of the distribution; (b) the Subscriber is not an individual; and (c) the Subscriber was not created, and is not being used, solely to purchase or hold securities in reliance on an exemption from the prospectus requirements under securities laws; or

5.1.3.3 □	Family, Friends and Business Associates: the Subscriber is a person eligible to subscribe for securities under section 2.5 of NI 45-106 (Family, friends and business associates) by virtue of being a person described in the Family, Friends and Business Associates Certificate (attached as Schedule C) and:

5.1.3.3.1	the Subscriber is delivering with this Agreement a completed and signed Family, Friends and Business Associates Certificate (attached as Schedule C); and

5.1.3.3.2	if the Subscriber is a resident of Ontario, the Subscriber is delivering with this Agreement a completed and signed Form 45-106F12 – Risk Acknowledgement Form for Family, Friends and Business Associate Investors (attached as Schedule D); and

5.1.3.3.3	if the Subscriber is a resident of Saskatchewan and is subscribing based on a close personal friendship or a close business association, the Subscriber is delivering with this Agreement a completed and signed Form 45-106F5 – Risk Acknowledgement (attached as Schedule E); or

5.1.3.4 □	Other Exemption: the Subscriber is purchasing the Purchased Securities under a statutory exemption or an exemption order which has the effect of eliminating any requirement for a prospectus or similar disclosure document to be delivered in connection with the purchase of the Purchased Securities by the Subscriber, or the purchase by the Subscriber of the Purchased Securities is otherwise not subject to a prospectus requirement under applicable securities laws in Canada, and the Subscriber is delivering with this Agreement details of any relevant exemption, order or circumstances.

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5.1.4	Applicable Private Placement Exemption – Portfolio Manager Exemption: If the Subscriber is a Portfolio Manager, the Portfolio Manager: (a) is an “accredited investor” as defined in NI 45-106 or section 73.3 of the Securities Act (Ontario) by virtue of falling within the category set out in paragraph (p) or (q) of the Accredited Investor Certificate (attached as Schedule A); (b) is delivering with this Agreement a completed and signed Accredited Investor Certificate (attached as Schedule A); and (c) is not a trust company or trust corporation registered under the laws of Prince Edward Island (unless the Portfolio Manager is deemed to be purchasing the Purchased Securities as principal for the purposes of section 2.3 of NI 45-106).

5.1.5	United States Private Placement Exemption: If the Subscriber is in the United States or is a U.S. Person or is subscribing to or for the account or benefit of a U.S. Person or a person in the United States {please mark the applicable box}:

5.1.5.1 □	U.S. Accredited Investor: the Subscriber is an “accredited investor” (“U.S. Accredited Investor”) within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and the Subscriber is delivering with this Agreement a completed and signed U.S. Accredited Investor Certificate (attached as Schedule F); or

5.1.5.2 □	Qualified Institutional Buyer: the Subscriber is a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act that is also an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act and the Subscriber is delivering with this Agreement a completed Qualified Institutional Buyer Letter (attached as Schedule G);

5.1.6	Foreign Subscriber (outside of Canada or the United States): If the Purchaser is a resident in a jurisdiction outside of Canada and the United States, the delivery of this Subscription Agreement by the Purchaser complies with all laws applicable to the Purchaser, and the Purchaser has completed, executed and delivered to the Company the Foreign Subscriber Certificate (attached as Schedule H).

5.1.7	Other Representations in Subscription Agreement: The representations made by the Purchaser on the cover page of this Agreement and in all Schedules and other documents delivered by the Purchaser under this Agreement are true and correct.

5.1.8	Purchase by Private Placement: The Purchaser is aware that the Company is relying on exemptions from the requirements under securities laws to provide the Purchaser with a prospectus, and no prospectus has been filed by the Company with any stock exchange or regulatory authority in connection with the issuance of the Purchased Securities, and as a consequence:

5.1.8.1	the Purchaser is restricted from using some of the civil remedies otherwise available under securities laws and certain protections, rights and remedies provided by securities laws, including statutory rights of rescission or damages, will not be available to the Purchaser; and

5.1.8.2	the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under securities laws.

5.1.9	Resale Restrictions: The Purchaser is aware that there are restrictions on the Purchaser’s ability to resell the Purchased Securities (and the underlying securities) and it is the Purchaser’s responsibility to consult the Purchaser’s own advisors to find out what those restrictions are and to comply with them before selling the Purchased Securities (and the underlying securities).

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5.1.10	Legends: The Purchaser is aware that any certificates or DRS representing the Purchased Securities (and the underlying securities, unless issued at least four months after the Closing Date) will bear a legend (or an ownership statement issued under a book-entry system will bear a legend restriction notation) in substantially the following form in addition to any legends required by the U.S. Securities Act as further described in Schedule F:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 1, 2025.”

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICATION STATE SECURITIES LAWS, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (B), (D) OR (E), THE COMPANY MAY REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

5.1.11	[Reserved]

5.1.12	Risks of Investment: The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment, and can bear the economic risk of losing its entire investment. The Purchaser is aware that:

5.1.12.1	no stock exchange, governmental agency, securities commission or similar regulatory authority has reviewed or passed on or made any finding or determination as to the merits of, or made any recommendation or endorsement with respect to, the Offered Securities (and the underlying securities);

5.1.12.2	there is no government or other insurance covering the Offered Securities (and the underlying securities); and

5.1.12.3	there are risks associated with the purchase of the Offered Securities (and the underlying securities).

The Subscriber is aware of the characteristics of the Offered Securities and the risks relating to an investment in the Offered Securities and has the sophistication and experience in business and financial matters (or has received appropriate independent advice) to be capable of evaluating the merits and risks of the investment in the Purchased Securities. The Subscriber (or if the Subscriber is a Portfolio Manager, then the Beneficial Purchaser) is able, without impairing the Subscriber’s (or if the Subscriber is a Portfolio Manager then the Beneficial Purchaser’s) financial condition, to bear the economic risk of, and withstand a complete loss of, the investment in the Purchased Securities.

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5.1.13	Authority of Portfolio Manager: If the Subscriber is a Portfolio Manager, the Portfolio Manager is entering into this Agreement in its own capacity and in its capacity as agent for the Beneficial Purchaser, and:

5.1.13.1	the Portfolio Manager is the duly authorized agent of the Beneficial Purchaser with due and proper power and authority to execute and deliver, on behalf of the Beneficial Purchaser, this Agreement and all other documentation in connection with the purchase of the Purchased Securities, and to make or give, on behalf of the Beneficial Purchaser, the representations, warranties, consents, covenants and indemnities contained in this Agreement; and

5.1.13.2	the actions of the Portfolio Manager as agent for the Beneficial Purchaser are in compliance with applicable law.

5.1.14	Capacity and Authority: If the Subscriber is:

5.1.14.1	a corporation, the Subscriber is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement;

5.1.14.2	a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and the Subscriber has obtained all approvals necessary in order to do so; or

5.1.14.3	an individual, the Subscriber is of full age of majority and has the legal capacity and competence to enter into and execute this Agreement and to perform the Subscriber’s obligations under this Agreement.

5.1.15	Due Execution and Delivery: This Agreement has been duly executed and delivered by (or, in the case of the Beneficial Purchaser, on behalf of) the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

5.1.16	No Breach: The entering into of this Agreement by the Purchaser and the performance by the Purchaser of the transactions contemplated by this Agreement do not and will not result in the violation of any of the terms and provisions of any law, judgment or order applicable to the Subscriber (or the Beneficial Purchaser), or (if applicable) the constating documents of the Subscriber (or the Beneficial Purchaser), or any agreement, written or oral, to which the Subscriber (or the Beneficial Purchaser) may be a party or by which that person is or may be bound.

5.1.17	United States Laws:

5.1.17.1	Unless the Purchaser has executed Schedule F or Schedule G, the Purchaser represents, warrants, acknowledges and agrees that:

5.1.17.1.1	it is not a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) and which includes an individual resident in the United States, an estate or trust of which any executor, administrator or trustee is a U.S. person, and any corporation or partnership incorporated or organized under the laws of the United States (a “U.S. Person”) and is not purchasing for the account or benefit of a U.S. Person or a person in the United States and the Offered Securities were not offered to the Purchaser in the United States;

Subscription Agreement	Page 8 of 15

5.1.17.1.2	at the time the buy order for the Purchased Securities originated, the Subscriber was outside the United States;

5.1.17.1.3	this Agreement was executed and delivered by (or on behalf of) the Purchaser outside the United States;

5.1.17.1.4	it has no intention to offer or sell the Purchased Securities in the United States or to, or for the account or benefit of, any U.S. Person, unless such Purchased Securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption or exclusion from such registration requirements is available, and further that it will not resell the Purchased Securities except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

5.1.17.1.5	the Purchased Securities are subject to a 40 day “distribution compliance period” (as defined in Regulation S, the “Distribution Compliance Period”), and the Purchased Securities may not be offered or sold, prior to the expiration of the Distribution Compliance Period, only (A) in accordance with Rule 903 or 904 of Regulation S; (B) pursuant to registration of the Purchased Securities under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act and upon delivery of an opinion of counsel of recognized standing reasonably satisfactory to the Company to such effect;

5.1.17.1.6	at or prior to confirmation of sale of any Purchased Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Purchased Securities from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the closing date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S.”; and

5.1.17.1.7	the structure of the purchase of the Purchased Securities and all of the transactions and activities contemplate hereby is not a scheme to avoid the registration requirements of the U.S. Securities Act or any applicable state securities laws.

5.1.17.2	The Purchaser understands that the Offered Securities (and the underlying securities) have not been and will not be registered under the United States Securities Act or the securities laws of any state of the United States, the Offered Securities (and the underlying securities) may not be offered or sold, directly or indirectly, in the United States or to a U.S. Person and the Pre-Funded Warrants and Warrants may not be exercised in the United States or by a U.S. Person unless registered (or exempt from registration) under the United States Securities Act and the securities laws of all applicable states, and the Company has no obligation or present intention of filing a registration statement under the United States Securities Act in respect of any of the Offered Securities (and the underlying securities).

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5.1.17.3	the Purchaser (on its own behalf and, if applicable, on behalf of each disclosed beneficial purchaser on whose behalf it is contracting) agrees not to offer, sell, pledge or otherwise transfer the Purchased Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, unless the Purchased Securities are registered under the U.S. Securities Act and the securities laws of all applicable states or an exemption from such registration requirements is available.

5.1.18	International Laws: If the Subscriber (or the Beneficial Purchaser) is resident in, or its acquisition of the Purchased Securities is otherwise subject to the securities laws of, any jurisdiction outside of Canada or the United States, then:

5.1.18.1	the Subscriber (or the Beneficial Purchaser) is knowledgeable of, or has been independently advised as to, the securities laws of the relevant jurisdiction outside of Canada (the “International Jurisdiction”) which apply;

5.1.18.2	the applicable securities laws of the International Jurisdiction do not require the Company to make any filings or seek any approvals of any kind from any regulatory authority of any kind in the International Jurisdiction in connection with the issue and sale or resale of the Purchased Securities;

5.1.18.3	the purchase of the Purchased Securities by the Purchaser does not trigger:

5.1.18.3.1	any obligation to prepare or file a prospectus or registration statement or similar document, or any other report with respect to that purchase, in the International Jurisdiction; or

5.1.18.3.2	any continuous disclosure reporting obligation of the Company in the International Jurisdiction; or

5.1.18.3.3	any registration or similar obligation of the Company in the International Jurisdiction; and

5.1.18.4	the Purchaser will, if requested by the Company, deliver to the Company a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters in Sections 5.1.18.2 and 5.1.18.3 to the satisfaction of the Company, acting reasonably.

5.1.19	Proceeds of Crime: The funds representing the aggregate subscription price for the Purchased Securities which will be advanced to the Company under this Agreement will not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTF Act”). The Purchaser is aware that the Company may in the future be required by law to disclose the Purchaser’s name and other information relating to this Agreement, on a confidential basis, under the PCMLTF Act. To the best of the Subscriber’s knowledge, none of the subscription funds to be provided under this Agreement (i) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed illegal under the laws of Canada or the United States or any other jurisdiction, or (ii) are being tendered on behalf of a person who has not been identified to the Subscriber. The Subscriber (or the Beneficial Purchaser) will promptly notify the Company if that person discovers that any representation in this Section 5.1.19 ceases to be true, and will provide the Company with appropriate information in connection with that discovery.

5.1.20	Independent Advice: In connection with this Agreement and the investment in the Purchased Securities, the Purchaser has not relied upon the Company (or any of the Company’s directors, officers, employees, agents or representatives) for investment, legal, tax or other professional advice, and the Purchaser has sought or elected not to seek the advice of the Purchaser’s own personal investment advisers, legal counsel and tax advisers. The Purchaser is aware that legal counsel retained by the Company is acting as counsel to the Company, and not as counsel to the Purchaser and the Purchaser may not rely upon that legal counsel in any respect. The Purchaser has had the opportunity to seek, and was not prevented or discouraged by the Company from seeking, any independent advice which the Purchaser considered necessary before the execution and delivery of this Agreement.

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5.1.21	Representations Relied On: No person (including the Company) has made to the Subscriber any written or oral representations:

5.1.21.1	that any person will resell or repurchase any of the Purchased Securities (and the underlying securities);

5.1.21.2	that any person will refund the purchase price for the Purchased Securities (and the underlying securities); or

5.1.21.3	as to the future price or value of any of the Purchased Securities (and the underlying securities).

In making its decision to enter into this Agreement for the purchase of the Purchased Securities, the Subscriber has relied solely on the Company’s current public disclosure record available on SEDAR+ (the “Public Documents”), on the Term Sheet (as superseded by this Agreement (excluding Schedule J)) and on the representations, warranties and covenants of the Company made or given in this Agreement.

5.1.22	No Offering Document or Advertisement: Other than the Public Documents, the Subscriber has not received (and has no need to receive) an offering memorandum, prospectus or other disclosure document in respect of the Purchased Securities or the Company describing the business and affairs of the Company in order to assist the Subscriber in making an investment decision in respect of the Purchased Securities. The Subscriber has not become aware of any sales literature or advertisement (including in printed public media, or on radio, television or the internet) with respect to the distribution of the Purchased Securities.

5.1.23	No Knowledge of Undisclosed Material Information: The Subscriber has no knowledge of a “material fact” or “material change” concerning the Company (as those terms are defined in applicable securities laws, and which generally includes a fact or change which would reasonably be expected to have a significant effect on the market price of the Common Shares) that has not been generally disclosed to the public.

5.1.24	Not Control Person: Unless the Subscriber has indicated in Schedule C that the Subscriber is a “control person” or has a relationship with a “control person”, the Subscriber is not a “control person” of the Company (within the meaning of applicable securities laws, and which generally includes a person holding or controlling (alone or in concert with other persons) more than 20% of the Common Shares), and the purchase of securities under the Offering will not result in the Subscriber becoming a “control person” (and, if the Subscriber is a Portfolio Manager, the purchase of securities under the Offering will not result in the Beneficial Purchaser becoming a “control person”).

5.1.25	Future Financings: The Subscriber is aware that the Company may complete additional financings in the future to develop the proposed business of the Company and to fund its ongoing development; that there is no assurance that any financings will be available or, if available, that the financings will be available on reasonable terms; that any future financings may have a dilutive effect on current securityholders, including the Subscriber (or if the Subscriber is a Portfolio Manager then the Beneficial Purchaser); and that, if future financings are not available, the Company may be unable to fund its ongoing development and the lack of capital resources may result in the failure of its business venture.

Subscription Agreement	Page 11 of 15

5.2	Notification of Change: The Purchaser will notify the Company immediately (and, in any event, before the Closing Time) of any changes in any representation, warranty or other information relating to the Purchaser set out in this Agreement which takes place before the Closing Time.

5.3	Indemnity: The Purchaser acknowledges and agrees that its representations, warranties and covenants in this Agreement are made with the intent that they may be relied upon in determining the Purchaser’s eligibility as a purchaser of the Offered Securities. The Purchaser agrees to indemnify and hold harmless the Company and its representatives, directors, officers, employees, legal counsel and agents from and against all losses, liability, claims, costs, expenses and damages (including all fees, costs and expenses reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based on any representation or warranty of the Subscriber (or the Beneficial Purchaser) in this Agreement being untrue in any material respect or any material breach of a covenant in this Agreement by the Subscriber (or the Beneficial Purchaser). The rights to indemnification provided in this Section 5.3 will be in addition to, and not in derogation of, any other rights or remedies which any indemnified party may have. To the extent that any person entitled to be indemnified under this Section 5.3 is not a party to this Agreement, the Company is acting as agent for that person with respect to those indemnities, and the Company will hold the rights and benefits of this Agreement in trust for, and on behalf of, that person.

6.	Representations, Warranties and Covenants of the Company

6.1	Representations and Warranties: The Company represents and warrants to the Purchaser, as at the date this Agreement is executed by the Company and at the Closing Time, as follows.

6.1.1	Corporate Existence: The Company is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia.

6.1.2	Capacity and Power: The Company has all necessary corporate power, authority and capacity to own or lease its assets and to carry on its business as currently being conducted.

6.1.3	Jurisdictions: The Company is duly registered to do business and is in good standing in each jurisdiction in which the location or character of its assets or the nature of its activities make registration necessary.

6.1.4	Capacity to Enter Agreement: The Company has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement and the certificates representing the Warrants.

6.1.5	Due Execution and Delivery: This Agreement has been (and the certificates representing the Pre-Funded Warrants and Warrants will by the Closing Time be) duly executed and delivered by the Company. This Agreement constitutes (and the certificates representing the Pre-Funded Warrants and Warrants will at the Closing Time constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

6.1.6	No Breach: The entering into of this Agreement by the Company and the performance by the Company of the transactions contemplated by this Agreement do not and will not result in the violation of any of the terms and provisions of any law, judgment or order applicable to the Company, or the constating documents of the Company, or any agreement, written or oral, to which the Company may be a party or by which the Company is or may be bound.

6.1.7	Purchased Securities: The Purchased Securities (and underlying securities) have been duly and validly authorized and:

6.1.7.1	upon receiving full payment for the Purchased Securities, the Pre-Funded Warrants and Warrants forming part of the Purchased Securities will be validly created and issued and the Common Shares forming part of the Purchased Securities will be validly issued as fully paid and non-assessable shares of the Company; and

Subscription Agreement	Page 12 of 15

6.1.7.2	upon receiving full payment for the Common Shares issuable under the Pre-Funded Warrants and Warrants, those Common Shares will be validly issued as fully paid and non-assessable shares of the Company.

6.1.8	Reporting Issuer Status and Listing: The Company is a “reporting issuer” in all 10 provinces and three territories in Canada and is in compliance in all material respects with applicable securities laws in those jurisdictions. The issued and outstanding Common Shares (excluding the Common Shares issuable in connection with the Offering) are listed for trading on NASDAQ and the Company is in compliance in all material respects with the rules and regulations of NASDAQ.

6.1.9	No Cease Trade Orders: No securities commission or comparable authority has issued any order preventing or suspending the distribution of the Common Shares or the trading of securities of the Company generally and, to the Company’s knowledge, there is no investigation, inquiry or proceeding for this purpose that has been commenced or which is pending, contemplated or threatened.

6.1.10	Transfer Agent: Computershare Investor Services Inc. (“Computershare”) at its principal office in British Columbia is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

6.1.11	Public Record: The Company has filed on SEDAR+ all documents required to be filed by the Company under applicable Canadian securities laws.

6.1.12	Bad Actor: With respect to the Offered Securities to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D under the U.S. Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

7.	Interpretation

7.1	Number and Gender: In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders.

7.2	Including: Every use of the words “including” or “includes” in this Agreement is to be construed as meaning “including, without limitation” or “includes, without limitation”, respectively.

7.3	Headings: The insertion of headings in this Agreement is for convenience of reference only and will not affect the construction or interpretation of this Agreement.

7.4	Sections and Schedules: Unless otherwise specified, references in this Agreement to a Section or Schedule are to be construed as references to a Section or Schedule of or to this Agreement.

7.5	Statutory Instruments: Unless otherwise specified, any reference in this Agreement to any statute includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

7.6	Business Day: In this Agreement, “business day” means any day excluding a Saturday, Sunday or statutory holiday in the province of Ontario.

Subscription Agreement	Page 13 of 15

7.7	Person: In this Agreement, “person” will be broadly interpreted and includes an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency and every other form of legal or business entity of any kind.

7.8	Governing Law: This Agreement will be governed by, and is to be construed and interpreted in accordance with, the laws of the province of Ontario and the laws of Canada applicable in that province.

7.9	Entire Agreement: This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no representations, warranties or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement.

8.	Registration Statement

8.1	Within thirty (30) calendar days of the Closing Date, the Company shall file a resale registration statement on Form F-3 (or any other available form) (the “Registration Statement”) providing for the resale by the Purchasers of the Common Shares and Common Shares issuable upon exercise of the Pre-Funded Warrants and Warrants. The Company shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable, but in no event later than the date, which shall be either: (i) in the event that the U.S. Securities and Exchange Commission does not review the Registration Statement, sixty (60) calendar days after the Closing Date, or (ii) in the event that the U.S. Securities and Exchange Commission reviews the Registration Statement, ninety (90) days after the Closing Date.

8.2	In order to facilitate the Company filing the Registration Statement, each Purchaser hereby agrees to provide the Company with, following reasonable advance written request by the Company, an executed selling shareholder questionnaire in a form reasonably acceptable to such Purchaser and the Company as is customary under the circumstances.

9.	General

9.1	Time of Essence: Time is of the essence in all respects of this Agreement.

9.2	Notices: Any notice or communication required or permitted to be delivered under this Agreement (a “Communication”) must be in writing and sent by email. A Communication delivered by email will be deemed to have been given and received on the date of transmission (but if transmitted on a day which is not a Business Day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given and received on the next Business Day). A Communication must be addressed as follows:

9.2.1	if to the Company:

IM Cannabis Corp.

Kibbutz Glil Yam
Central District, Israel
4690500

Attention:	Michal Lebovitz Nissimov, General Counsel
Email address:

with a copy to:

Garfinkle Biderman LLP
1 Adelaide Street East, Suite 801
Toronto ON M5C 2V9

Attention:	Adam Fishman, Partner
Email address:

Subscription Agreement	Page 14 of 15

9.2.2	if to the Subscriber, at that person’s address or email address shown on the cover page of this Agreement; and

9.2.3	if to the Beneficial Purchaser (if applicable), at the address or email address of the Portfolio Manager shown on the cover page of this Agreement.

Any person may change its address for delivery of Communications under this Section 9.2 by notice in writing given in accordance with this Section 9.2.

9.3	Severability: Each Section of this Agreement is distinct and severable, and if any Section of this Agreement, in whole or in part, is or becomes illegal, invalid, void, voidable or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that Section, in whole or in part, will not affect the legality, validity or enforceability of the remaining Sections of this Agreement, in whole or in part, or the legality, validity or unenforceability of that Section, in whole or in part, in any other jurisdiction, in each case as long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.

9.4	Submission to Jurisdiction: Each of the parties to this Agreement irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the province of Ontario to determine all issues, whether at law or in equity, arising from this Agreement.

9.5	Amendments: The provisions of this Agreement may only be amended with the written consent of all of the parties to this Agreement.

9.6	Further Assurances: Each party to this Agreement will, at the request of any other party to this Agreement, perform any further acts and execute and deliver any further documents as may be reasonably required to fully give effect to this Agreement. The Purchaser will promptly execute, deliver and file (or assist the Company in filing) any reports, undertakings or other documents, and will promptly provide any assurances, undertakings and information, as may be required by law or by any securities commission, stock exchange or other regulatory authority in connection with the transactions contemplated by this Agreement.

9.7	Assignment and Enurement: Neither this Agreement nor any right or obligation under this Agreement may be assigned by any party without the prior written consent of the other parties to this Agreement. This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their respective heirs, executors, administrators, estate trustees, trustees, personal or legal representatives, successors and permitted assigns.

9.8	Counterparts: This Agreement may be executed in one or more counterparts which when taken together will constitute one and the same agreement.

9.9	Facsimile or Electronic Copies: The Company will be entitled to rely on a facsimile or other form of electronic copy of an executed subscription agreement. Acceptance by the Company of a facsimile or electronic copy of a subscription will be legally effective to create a valid and binding agreement between the Purchaser and the Company in accordance with the terms of this Agreement.

9.10	Survival: The representations, warranties, consents, covenants and indemnities contained in this Agreement or in any certificate, document or instrument delivered under this Agreement will survive the completion of the transactions contemplated by this Agreement.

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9.11	Personal Information:

9.11.1	The Purchaser consents to the collection by the Company of personal information about the Purchaser (as defined under applicable privacy laws, the “Personal Information”) for the purpose of completing the transactions contemplated by this Agreement. The Purchaser consents to the Company retaining the Personal Information for as long as permitted or required by law or business practices. The Purchaser acknowledges that the Company may use the Personal Information: (i) internally (for the purpose of managing the relationships between and contractual obligations of the Company and the Purchaser); (ii) for income tax-related purposes; (iii) to demonstrate compliance with securities laws; and (iv) in record books prepared in respect of the Offering. The Purchaser acknowledges that the Company may disclose the Personal Information: (i) to the Canada Revenue Agency; (ii) to professional advisers of the Company in connection with the performance of their professional services; (iii) as required by securities regulatory authorities, stock exchanges, the Investment Industry Regulatory Organization of Canada and other regulatory bodies; (iv) to a governmental or other authority to which the disclosure is required by court order or subpoena compelling that disclosure (if there is no reasonable alternative to that disclosure); (v) to a court determining the rights of the parties under this Agreement; (vi) to any other parties involved in the Offering, including legal counsel; (vii) to the Company’s registrar and transfer agent; and (viii) as otherwise required or permitted by law. The Purchaser consents to the use and disclosure of the Personal Information set out in this Section 9.11.1.

9.11.2	If the Subscriber is a resident of a jurisdiction of Canada and is an individual, the Subscriber authorizes the indirect collection of the Personal Information by the securities regulatory authority or regulator (each as defined in National Instrument 14-101 Definitions) and confirms that the Subscriber has been notified by the Company:

9.11.2.1	that the Company will be delivering the Personal Information to the securities regulatory authority or regulator;

9.11.2.2	that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in applicable securities laws;

9.11.2.3	that the Personal Information is being collected for the purposes of the administration and enforcement of applicable securities laws; and

9.11.2.4	that the title, business address and business telephone number of the public official who can answer questions about the securities regulatory authority’s or regulator’s indirect collection of the Personal Information is as set out in Schedule K.

9.12	Language: The parties have expressly required that this Agreement and all other documents and notices relating to this Agreement be drafted in the English language only. Les parties ont expressément exigé que la présente convention, et tous les autres documents et avis qui s’y rapportent soient rédigés en anglais seulement.

[Remainder of page intentionally left blank.]

SCHEDULE A

TO SUBSCRIPTION AGREEMENT

{This Schedule A must be completed if the Subscriber is a Portfolio Manager, or if the Subscriber is subscribing under the “accredited investor” exemption set out in Section 5.1.3.1 of the Agreement.}

Accredited Investor Certificate

[intentionally omitted]

SCHEDULE B

TO SUBSCRIPTION AGREEMENT

{This Schedule B must be completed if the Subscriber:

•	is subscribing under the “accredited investor” exemption set out in Section 5.1.3.1 of the Agreement; and

•	is an individual relying on category (j), (k) or (l) of the Accredited Investor Certificate (Schedule A); and

•	does not meet the higher financial asset threshold set out in paragraph (j.1) of the Accredited Investor Certificate.}

Form 45-106F9

Form for Individual Accredited Investors

[intentionally omitted]

SCHEDULE C

TO SUBSCRIPTION AGREEMENT

{This Schedule C must be completed if the Subscriber is subscribing under the “family, friends and business associates” exemption set out in Section 5.1.3.3 of the Agreement.}

Family, Friends and Business Associates Certificate

[intentionally omitted]

SCHEDULE D
TO SUBSCRIPTION AGREEMENT

{This Schedule D must be completed if the Subscriber is a resident of Ontario and is subscribing under the “family, friends and business associates” exemption set out in Section 5.1.3.3 of the Agreement.}

Form 45-106F12
Risk Acknowledgement Form for Family, Friend and Business Associate Investors

[intentionally omitted]

SCHEDULE E
TO SUBSCRIPTION AGREEMENT

{This Schedule E must be completed if the Subscriber is a resident of Saskatchewan and is subscribing based on a close personal friendship or a close business association under Section 5.1.3.3 of the Agreement.}

Form 45-106F5

Risk Acknowledgement
Saskatchewan Close Personal Friends and Close Business Associates

[intentionally omitted]

SCHEDULE F
TO SUBSCRIPTION AGREEMENT

UNITED STATES ACCREDITED INVESTOR CERTIFICATE

[intentionally omitted]

SCHEDULE G
TO SUBSCRIPTION AGREEMENT

QUALIFIED INSTITUTIONAL BUYER LETTER

[intentionally omitted]

SCHEDULE H
TO SUBSCRIPTION AGREEMENT

{This Schedule H must be completed if the Subscriber is a resident in, or subject to the laws of, a jurisdiction in Canada and is subscribing under the “minimum amount investment” exemption set out in Section 5.1.3.2 of the Agreement.}

MINIMUM AMOUNT INVESTMENT STATUS CERTIFICATE

[intentionally omitted]

SCHEDULE I
TO SUBSCRIPTION AGREEMENT

{This Schedule I must be completed if the Subscriber is subscribing and are a resident, or subscribing for the account or benefit of a resident, outside of Canada and the United States.}

FOREIGN SUBSCRIBER CERTIFICATE
(Residents of Jurisdictions other than Canada or the United States)

[intentionally omitted]

SCHEDULE J
TO SUBSCRIPTION AGREEMENT

TERM SHEET

[intentionally omitted]

SCHEDULE K
TO SUBSCRIPTION AGREEMENT

Contact Information

[intentionally omitted]